SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of May 2016

Homex Development Corp.

(Translation of Registrant's Name Into English)

Boulevard Alfonso Zaragoza Maytorena 2204.

Bonanza 80020. Culiacán, Sinaloa, México.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   X         Form 40-F

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                  No

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure:            June, 2016

INVESTOR RELATIONS CONTACT

Vania Fueyo Zarain

Investor Relations

vfueyo@homex.com.mx

Culiacán, Sinaloa, June 1, 2016. Desarrolladora Homex S.A.B. de C.V. (“Homex” or the “Company”), informs that on May 20, 2016, the Company received the attached letter from Mancera S.C. (please refer to page 2 of this press release)

About Homex

Desarrolladora Homex, S.A.B. de C.V. is a vertically integrated home-development company focused on affordable entry-level and middle-income housing in Mexico.

Desarrolladora Homex, S.A.B. de C.V. quarterly reports and all other written materials may from time to time contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Forward-looking statements involve inherent risks and uncertainties.  We caution investors that a number of important factors can cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements.  These factors include economic and political conditions and government policies in Mexico or elsewhere, including changes in housing and mortgage policies, inflation rates, exchange rates, regulatory developments, customer demand and competition.  For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

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EY
Construyendo un mejor
entorno de negocios

Av. Ejército Nacional 843 B
Antara Polanco
11520 México, D.F.

Tel: +55 5283 1300
Fax: +55 5283 1392
ey.com/mx

May 20, 2016

Mr. Eustaquio de Nicolás
Chairman of the Board of Directors and
Interim Chief Executive Officer
Desarrolladora Homex, S.A.B. de C.V
Boulevard Alfonso Zaragoza Maytorena 2204.
Bonanza 80020.
Culiacán, Sinaloa, México

Dear Sirs:

On May 6, 2016, Desarrolladora Homex, S.A.B. de C.V. (the "Company") filed a Report of Foreign Issuer on Form 6-K with the United States Securities and Exchange Commission (SEC) where it disclosed that it was reviewing its financial statements filed for the period 2010 through 2012 and that until that review was completed, those financial statements should not be relied upon.

As a result of that disclosure, be advised that Mancera S.C.'s previously issued independent registered public accounting firm reports, based on standards of the United States Public Company Accounting Oversight Board ("PCAOB standards"), on the Company's consolidated financial statements as of December 31, 2012, 2011 and 2010 and for each of the years then ended, and also its previously issued independent registered public accounting firm reports, based on PCAOB standards, on the Company's internal control over financial reporting as of December 31, 2012, 2011 and 2010 should no longer be relied upon.

Very truly yours,

Sylvia Martinez, General Counsel
On behalf of
Mancera S.C.

Copy to: Mr. José Manuel Canal
Chairman of the Audit Committee of the Board of Directors
Desarrolladora Homex, S.A.B. de C.V

United States Securities and Exchange Commission
Office of the Chief Accountant

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: June 1, 2016	Homex Development Corp. By: Roberto Vez Name: Roberto Vez Title: General Counsel

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